Exhibit 99.1

ASX ANNOUNCEMENT

May 26, 2011

Genetic Technologies Files New Patent Infringement Suit in USA

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) wishes to advise that on May 25, 2011 it filed suit in the U.S. District Court for the District of Colorado, asserting infringement of its primary non-coding patent against the following parties:

•      Agilent Technologies Inc.;

•      Bristol-Myers Squibb Company;

•      Eurofins STA Laboratories Inc.;

•      GlaxoSmithKline PLC;

•      Hologic Inc.;

•      Merial L.L.C.;

•      Navigenics Inc.;

•      Neogen Corporation;

•      Pfizer Inc.; and

•      454 Life Sciences Corporation.

The new suit is in addition to a six-party suit filed in January 2011 in the U.S. District Court for the Western District of Texas for infringement of the same technology.  Both suits follow on from the highly successful first assertion program which commenced in February 2010 and concluded in April 2011 (refer ASX announcements dated February 16, 2010 and April 13, 2011, respectively).  Akin to the first suit, the new cases will be prosecuted by the Company’s Colorado based law firm Sheridan Ross P.C. and, due to arrangements previously put into place, should not have a material adverse impact on Genetic Technologies’ finances.  Indeed, since the time of filing of the first assertion suit, Genetic Technologies has secured approximately $14.5 million in overall licensing revenues.

Genetic Technologies’ CEO, Dr. Paul MacLeman said “We have been extremely pleased with the success of the first assertion suit.”  Dr MacLeman went on to say “The Company is very confident in its non-coding DNA intellectual property position and has built up an excellent working relationship with Sheridan Ross P.C.  The new assertion suits further build on our strategy of systematizing GTG’s existing successful out-licensing program, as we seek to maximize the value of the Company’s patents and consequent returns to its shareholders to finance the development of the Company’s cancer diagnostics strategy.”

Genetic Technologies has now licensed its non-coding DNA technology to over 55 companies in a wide variety of life sciences industries.  To date, over $70 million in revenues has been generated from the granting of these licenses.

Further details will be released to the Market as appropriate.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

About BREVAGen®

The BREVAGen® breast cancer risk stratification test is a novel genetic test panel that examines a patient’s blood sample to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen® test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genesis Bioventures’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Seth Lewis (USA)
Chief Executive Officer	Monsoon Communications	Trout Group Inc.
Genetic Technologies Limited	(03) 9620 3333	(646) 378 2952
Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040